For Immediate Release

NOVADAQ Unveils SPY-Q Case Management
Software at the SAWC Fall Symposium

Toronto, Ontario – September 28, 2015 - Novadaq® Technologies Inc. (“NOVADAQ” or the “Company”) (NASDAQ:NVDQ; TSX:NDQ), the leading developer and provider of clinically relevant fluorescence imaging solutions for use in surgical and diagnostic procedures, today announced the unveiling of SPY-Q Case Manager (SPY-QCM), at the Symposium on Advanced Wound Care (“SWAC”) Fall 2015 meeting being held in Las Vegas, Nevada from September 26-28.

SPY-QCM is an image acquisition and analysis software toolkit that will also enable physicians treating patients with compromised blood flow and tissue perfusion to assess the effectiveness of chosen treatments over time using new case management functionality. SPY-QCM will compile image data acquired using NOVADAQ’s Fluorescence Angiography System over the course of a treatment period, and will provide a clear history of a patient’s recovery progress and, if appropriate, allow them to alter treatment strategies to maximize the likelihood of a successful outcome.

“Despite the many advances in treatments, monitoring of the wound microcirculation during treatment has been one of the major unmet needs,” commented Dr. William W. Li, President of the non-profit Angiogenesis Foundation. “The introduction of a powerful new case management software like SPY-QCM will allow clinicians to perform perfusion assessments serially over a course of treatment and to compare those assessments. Results are displayed immediately and provide arterial inflow and venous outflow intensity and rate maps that, when plotted over time, give clinicians valuable insight into the restoration of the critical local blood supply toward baseline or healthy tissue.”

“SPY-QCM will empower clinicians to more effectively monitor patient recovery during the course of treatment, allowing for better informed decisions within a wound therapy program,” explained Arun Menawat, NOVADAQ’s President and Chief Executive Officer. “The development of this case management software is a natural progression of NOVADAQ’s industry-leading SPY technology, and fills a key void for physicians in the ongoing monitoring and treatment of wounds.”

SPY-QCM represents the latest technology development for NOVADAQ’s family of SPY products. LUNA is designed for use in hospitals and clinics by specialists treating patients with a variety of vascular conditions such as acute and chronic non-healing wounds. LUNA allows clinicians to visualize blood flow in peripheral vessels and more reliably assess tissue perfusion. Information related to the quality of perfusion can assist in determining optimal treatment strategies and may consequently lead to improved rates of wound healing and reductions in the cost of care.

About Novadaq Technologies Inc.

Enabling medical professionals with clinically relevant, point-of-care imaging solutions to enhance the lives of patients and their caregivers, while reducing health care costs, is NOVADAQ’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, without exposing the patient to radiation. More than 150 peer-reviewed publications demonstrate that the use of SPY imaging technologies during complex surgery and diagnostic procedures, leads to lower rates of post-operative complications and lower hospital costs.

SPY Imaging Systems are United States Food and Drug Administration 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. LUNA is used to assess perfusion in patients being treated for non-healing wounds. In December 2014, NOVADAQ and LifeNet Health jointly announced the signing of a multi-year agreement appointing NOVADAQ the exclusive worldwide distributor of LifeNet Health’s DermACELL acellular tissue products for wound and breast reconstruction surgery.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on NOVADAQ’s current beliefs as well as assumptions made by and information currently available to NOVADAQ and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by NOVADAQ in its public securities filings available at www.sec.gov and www.sedar.com, actual events may differ materially from current expectations. NOVADAQ disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. NOVADAQ, SPY, SPY-Q, PINPOINT and LUNA are registered trademarks of Novadaq Technologies Inc. DermACELL is a registered trademark of LifeNet Health.

For more information, please contact:

Stephen Kilmer
Investor Relations
1-647-872-4849
skilmer@novadaq.com